EXHIBIT 99.1

Portage Biotech Reports Results for Fiscal Year Ended March 31, 2025

DOVER, Del., July 25, 2025 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (“Portage” or the “Company”) (NASDAQ: PRTG), a clinical-stage immuno-oncology company formed under the laws of the British Virgin Islands, with a portfolio of novel multi-targeted therapies for use as monotherapy and in combination, today reported its financial results for the fiscal year ended March 31, 2025.

Financial Results from Year Ended March 31, 2025

The Company incurred a net loss of approximately $6.8 million during the fiscal year ended March 31, 2025 (“Fiscal 2025”), which includes approximately $0.2 million of net non-cash expenses. This compares to a net loss of approximately $75.4 million during the fiscal year ended March 31, 2024 (“Fiscal 2024”), which included approximately $60.9 million of net non-cash expenses. Net loss decreased by approximately $68.6 million year-over-year, which is primarily due to lower non-cash losses attributable to full impairment of the Company’s identifiable intangible assets, goodwill, and certain investments as of March 31, 2024.

Operating expenses, including research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $7.4 million in the Fiscal 2025, down from $18.2 million in the Fiscal 2024, a decrease of $10.8 million, as detailed below.

R&D expenses decreased by approximately $9.4 million, or approximately 75%, from approximately $12.5 million in Fiscal 2024, to approximately $3.1 million in Fiscal 2025. The decrease was primarily attributable to clinical trial costs (principally CRO-related), which decreased by approximately $3.4 million, from $5.2 million in Fiscal 2024 to $1.8 million in Fiscal 2025, due to the decision to pause enrollment in our sponsored clinical trials in the third and fourth quarters of Fiscal 2024. Manufacturing-related costs decreased by $1.6 million from $1.8 million in Fiscal 2024, compared to $0.2 million in Fiscal 2025, related to the iNKT and adenosine clinical trials. During Fiscal 2024, we deprioritized development of the iNKT program and closed the related clinical trial. In August 2024, we temporarily paused enrollment in the PORT-6 arm of the study. Enrollment resumed in March 2025 with the initiation of the final dose escalation cohort.   Non-cash share-based compensation expense allocable to R&D decreased by $1.4 million, from $1.4 million in Fiscal 2024, compared to nil in Fiscal 2025, as the relevant share options fully vested by Fiscal 2024 and no new share option awards were allocable to R&D during Fiscal 2025. Payroll-related expenses decreased by $0.9 million from $1.6 million in Fiscal 2024 to $0.7 million in Fiscal 2025; the decrease in salaries is primarily due to reduced headcount. R&D services decreased by $0.5 million due to the pause of medical writing, analysis, and clinical studies at the beginning of Fiscal 2025. Scientific consulting fees decreased by approximately $0.6 million from $0.8 million in Fiscal 2024 to $0.2 million in Fiscal 2025 to reflect the decrease in activity year-over-year. Additionally, in Fiscal 2024, we incurred a one-time milestone payment of $0.5 million for dosing our first adenosine patients, and finally, $0.5 million in fees paid with respect to the transition of the iNKT study prior to discontinuing the study in Fiscal 2024.

G&A expenses decreased by approximately $1.4 million, or approximately 24.9%, from approximately $5.7 million in Fiscal 2024, to approximately $4.3 million in Fiscal 2025. The decreases are attributable to decreases in: non-cash share-based compensation expense allocable to G&A expenses by $0.9 million, from $1.2 million in Fiscal 2024 to $0.3 million in Fiscal 2025, primarily due to the vesting of certain share options granted in prior years fully vesting by Fiscal 2024 and lower fair value associated with more recent grants; professional fees by $0.7 million, from $2.3 million in Fiscal 2024, compared to $1.6 million in Fiscal 2025, primarily due to decline in public relations and accounting services related expenses; directors’ fees by $0.1 million, from $0.3 million in Fiscal 2024, compared to $0.2 million Fiscal 2025 due to the adoption of a new director compensation policy in March 2025; and general office related supplies and expenses by $0.1 million, from $0.2 million in Fiscal 2024, compared to $0.1 million in Fiscal 2025. These decreases were offset to some extent by an increase in payroll-related and consulting expenses by $0.4 million from $0.9 million in Fiscal 2024 to $1.3 million in Fiscal 2025 primarily attributable to $0.2 million in retention payments to an employee and a consultant included in payroll expenses allocable to general and administrative expenses.

The primary reasons for the year-over-year differences in the Company’s pre-tax items of income and expense were substantially non-cash in nature, aggregating approximately $0.6 million net gain in Fiscal 2025 compared to approximately $67.7 million net loss in Fiscal 2024. The net gain in year over year were attributable to $0.9 million net gain from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel partially offset to some extent by the $0.4 million non-cash loss from the change in the fair value of certain warrants accounted for as liabilities, issued in connection with a private placement offering in October 2023 in Fiscal 2025. In Fiscal 2024, the recognized full impairment of the carrying value of in-process research and development of $57.9 million for iOx and $23.6 million for Tarus, as well as a $1.0 million loss on the impairment of the Company’s investment in Stimunity and the Stimunity convertible note. These expenses were partially offset by the non-cash gains from the decrease in the fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation for the iOx milestone, totaling $11.3 million. These losses were offset to some extent by a $0.7 million gain on the sale of Intensity shares, accounted for under fair value through other comprehensive income (FVOCI), which had a carrying value of $2.1 million and a $2.4 million loss during Fiscal 2024 from the Company’s equity financing in October 2023, representing the excess of the fair value of certain warrants over the net proceeds. Additionally, a $6.9 million non-cash gain was recognized from the change in the fair value of certain warrants accounted for as liabilities issued in connection with this equity offering.

Additionally, the Company recognized a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, compared to a non-cash net deferred income tax benefit of $3 thousand in Fiscal 2025. The benefit in Fiscal 2024 was primarily attributable to the tax effect of the non-cash impairment loss on IPR&D for iOx, partially offset by the derecognition of previously recognized losses.

As of March 31, 2025, the Company had cash and cash equivalents of approximately $1.7 million and total current liabilities of approximately $1.1 million.

About Portage Biotech
Portage Biotech is a clinical-stage immuno-oncology company advancing a pipeline of novel biologics to transform the immune system’s ability to fight cancer. For more information, visit www.portagebiotech.com.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the Company may not secure financing, the uncertainty of the Company’s ability to continue as a going concern, scientific results may not be as expected, and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations:
ir@portagebiotech.com

Media Relations:
media@portagebiotech.com

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PORTAGE BIOTECH INC. Consolidated Statements of Operations and Other Comprehensive Loss (U.S. Dollars in thousands, except per share amounts)
	Years Ended March 31,
	2025	2024	2023
Expenses
Research and development	$3,129	$12,535	$8,674
General and administrative expenses	4,254	5,664	7,901
Loss from operations	(7,383)	(18,199)	(16,575)
Change in fair value of warrant liability	(388)	6,868	33
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	-	11,305	2,711
Gain on settlement with Parexel – iOx CRO	946	-	-
Loss on Registered Direct Offering	-	(2,432)	-
Offering costs	-	(662)	-
Impairment loss - iOx IPR&D	-	(57,890)	(59,320)
Impairment loss - Tarus IPR&D	-	(23,615)	(4,585)
Impairment loss - Goodwill	-	-	(43,862)
Impairment loss - Stimunity	-	(1,002)	(818)
Impairment loss - Saugatuck	-	(178)	-
Commitment fee under Committed Purchase Agreement	-	(839)	-
Share of loss in associate accounted for using equity method	-	(233)	(260)
Gain on dissolution of investment in associate	-	27	-
Gain from sale of investment in public company	-	725	-
Foreign exchange transaction gain (loss)	(7)	7	(53)
Depreciation expense	(35)	(54)	(1)
Interest income	89	274	217
Interest expense	(3)	(32)	(9)
Loss before provision for income taxes	(6,781)	(85,930)	(122,522)
Income tax benefit	3	10,548	17,856
Net loss	(6,778)	(75,382)	(104,666)
Other comprehensive loss
Net unrealized loss on investments	-	(38)	(5,283)
Total comprehensive loss for year	$(6,778)	$(75,420)	$(109,949)
Net loss attributable to:
Owners of the Company	$(6,767)	$(75,339)	$(104,611)
Non-controlling interest	(11)	(43)	(55)
Net loss	$(6,778)	$(75,382)	$(104,666)
Comprehensive loss attributable to:
Owners of the Company	$(6,767)	$(75,377)	$(109,894)
Non-controlling interest	(11)	(43)	(55)
Total comprehensive loss for year	$(6,778)	$(75,420)	$(109,949)
Loss per share
Basic and diluted	$(5.72)	$(77.83)	$(129.79)
Weighted average shares outstanding Basic and diluted	1,183	968	806

PORTAGE BIOTECH INC. Consolidated Statements of Financial Position (U.S. Dollars in thousands)
	March 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$1,670	$5,028
Prepaid expenses and other receivables	555	2,667
Total current assets	2,225	7,695
Non-current assets
Right-of-use asset	-	35
Other assets, including equipment, net	-	49
Total non-current assets	-	84
Total assets	$2,225	$7,779

Liabilities and Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$1,100	$2,836
Lease liability - current, including interest	-	40
Other current liabilities	-	3
Total current liabilities	1,100	2,879
Non-current liabilities
Lease liability - non-current	-	7
Warrant liability	1,952	1,564
Total non-current liabilities	1,952	1,571
Total liabilities	3,052	4,450

Shareholders’ Equity (Deficit)
Capital stock	221,800	219,499
Share option reserve	23,530	23,841
Accumulated deficit	(245,453)	(239,318)
Total equity (deficit) attributable to owners of the Company	(123)	4,022
Non-controlling interest	(704)	(693)
Total equity (deficit)	(827)	3,329
Total liabilities and equity (deficit)	$2,225	$7,779